

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 13, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Joseph G. NeCastro
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Avenue
Cincinnati, Ohio 45202

> **Re: The E.W. Scripps Company**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-16914**

Dear Mr. NeCastro:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief